DLA Piper US LLP 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com
Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2200

August 11, 2008

Michael E. McTiernan, Special Counsel

Securities and Exchange Commission

100 F Street, NE

Mail Stop 4561CF/AD8

Washington, DC 20549

Re:                               Cornerstone Core Properties REIT, Inc.

Post-Effective Amendment No. 10 to Form S-11
Commission File No. 333-121238

Dear Mr. McTiernan:

On behalf of the above-referenced registrant, we are submitting this letter in connection with the filing via Edgar of pre-effective amendment no. 1 to post-effective amendment no.10 to the registrant’s registration statement on Form S-11 (“Pre-Effective Amendment No. 1”).

Pre-effective Amendment No. 1 includes revisions in response to the comment letter from the staff of the Division of Corporation Finance of the Securities and Exchange Commission to Terry G. Roussel of the registrant dated August 4, 2008.  This letter provides responses to the comment letter, with responses keyed to the staff’s numbered comments, which are also reproduced below in bold.

For your convenience, the registrant is providing the staff with two copies of Pre-effective Amendment No. 1, one of which has been marked to indicate the location of changes from post-effective amendment no. 10 to the registration statement filed on June 27, 2008.  The page numbers included in our responses refer to the clean unmarked version of prospectus supplement no.1 contained in Pre-effective Amendment No. 1.

Supplement

1.               We note your response to comment one. We continue to believe that disclosure regarding the current yield on your recent acquisitions will be useful to investors. Since the offering is conducted on a blind-pool basis and since it is continuous in nature and thus limits the ability of the company to time the receipt of offering proceeds around market conditions, we believe this additional disclosure regarding acquisitions will be useful to investors. In addition, we note you currently disclose that for at least the last four quarters you have not generated sufficient funds from operations to cover your distributions, that distributions have been paid with offering proceeds or borrowings and that the dividends are being paid in anticipation of future property cash flows. We believe that disclosure regarding the yields on acquisitions on an ongoing basis is important to evaluating your ability to pay future dividends with property cash flows as disclosed in your prospectus. Please provide these disclosures for a period that covers at least the last quarter. Please provide additional disclosure to the extent you believe that investors should consider other characteristics of the property in considering current and future property performance.

Response:  In response to your comment we have disclosed the average in-place yield for properties acquired in the most recent nine-month period.  See page 2 of the supplement.  As discussed with the Staff, because the registrant has acquired only one property during the most recent three-month period, we have used a measurement period in excess of three months in order to permit the disclosure of a weighted average in-place yield rather than a discrete property-specific yield that could potentially expose the registrant to competitive harm.

2.               We note your response to comment two. We believe that certain property portfolio disclosures, including a lease expiration table, should appear in the summary to the prospectus. Please revise the base prospectus to include the lease expiration table in the summary or include it in the supplement. To the extent there are no material changes to the table, the inclusion of the table as of December 31, 2007 would be sufficient.

Response:  In response to your comment we have revised the supplement to include a lease expiration table showing lease expiration data as of December 31, 2007. See page 4 of the supplement.

The registrant acknowledges that: (i) the registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We further understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in its review of our filings and in response to its comments to our filings.

Thank you for your attention to this matter.  Please contact me with any comments that you may have.

Very truly yours,

/s/ Robert H. Bergdolt
Robert H. Bergdolt
Partner